FORM 4

                         U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

        Tarantino        Robert         V.
         (Last)          (First)       (Middle)

        57 Southfield Road
         (Street)

        West Windsor        NJ         08550
         (City)            (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Dataram Corporation DRAM - NASDAQ

3.  IRS Number of Reporting Person, if an entity (Voluntary)

          Not furnished

4.  Statement for Month/Day/Year

         September 18,2002

5.  If Amendment, Date of Original (Month/Date/Year)

                  N/A

6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [X] Director                    [X] 10% Owner

     [X] Officer (give title below)  [ ] Other (Specify below)

        President and Chief Executive Officer
       ____________________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction

5(b)(v)




     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned       Direct(D)   Indirect
                      2. Trans-     _________  ___________________  Following   or Indirect Beneficial
1. Title of           Transaction                    (A) or         Trans.      (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________

Common Stock
$1.00 Par Value                                                       518,236     D
                                                                       17,100     I           By wife
                                                                      303,232     I           By Company's
                                                                                                401(k) Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./Day/Yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv- Following or In-     ficial
Derivative    Price of   Date                  4 and 5)   Date    Expir-       Number ative    Trans.  direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security         (Instr. )  ship
(Instr. 3)    Security   Day/Yr.)   Code  V   (A) (D)     cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ____ ______  _______ _____ _____  ______ ________ _______ _________ _______
Options       2.8125                                      (1)   11/18/07 CS                    177,000   D

Options       2.8125                                      (2)   11/18/07 CS                    123,000   D

Options       7.98                                        (3)   11/26/11 CS                     12,800   D

Options       2.99        9/18/02     A     12,800        (4)    9/18/12 CS    12,800     *     12,800   D
                                                                                               _______
                                                                                               325,600
Explanation of Responses:
(1) Options to purchase 141,600 shares are presently exercisable and options to purchase 35,400 shares become exercisable on 11/18/02.
(2) Options to purchase 98,400 shares are presently exercisable and options to purchase 24,600 shares become exercisable on 11/18/02.
(3) Options to purchase 3,200 shares will become exercisable on 11/26/02, 3,200 on 11/26/03, 3,200 on 11/26/04 and 3,200
    on 11/26/05.
(4) Options to purchase 3,200 shares will become exercisable on 9/18/03, 3,200 on 9/18/04, 3.200 on 9/18/05 and 3,200 on
    9/18/06.
* Employee stock options.

                                       SIGNATURE

                           ROBERT V. TARANTINO           September 19, 2002
                          __________________________    _____________________
                           Robert V. Tarantino
                           **Signature of Reporting       Date
                           Person

**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).